SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(AMENDMENT NO. 7)

TECHTARGET, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87874R 10 0

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

(1)	Name of Reporting Person TCV V, L.P. See item 2 for identification of the General Partner
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0- SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%*
(14)	Type of Reporting Person PN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,295,027 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 13, 2016, as set forth in Amendment No. 1 to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 23, 2016.

(1)	Name of Reporting Person TCV Member Fund, L.P. See item 2 for identification of a General Partner
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0- SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%*
(14)	Type of Reporting Person PN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,295,027 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 13, 2016, as set forth in Amendment No. 1 to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 23, 2016.

(1)	Name of Reporting Person Technology Crossover Management V, L.L.C. See item 2 for identification of the Managing Members
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0- SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%*
(14)	Type of Reporting Person OO

(A) Please see Item 5.

*	This percentage is calculated based upon 32,295,027 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 13, 2016, as set forth in Amendment No. 1 to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 23, 2016.

(1)	Name of Reporting Person TCV Management 2004, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0- SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%*
(14)	Type of Reporting Person OO

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,295,027 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 13, 2016, as set forth in Amendment No. 1 to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 23, 2016.

(1)	Name of Reporting Person JAY C. HOAG
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 22,500 SHARES OF COMMON STOCK
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power 22,500 SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,500 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) Less than 1%*
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,295,027 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 13, 2016, as set forth in Amendment No. 1 to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 23, 2016.

(1)	Name of Reporting Person RICHARD H. KIMBALL
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0- SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%*
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,295,027 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 13, 2016, as set forth in Amendment No. 1 to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 23, 2016.

(1)	Name of Reporting Person JOHN L. DREW
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0- SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%*
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,295,027 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 13, 2016, as set forth in Amendment No. 1 to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 23, 2016.

(1)	Name of Reporting Person JON Q. REYNOLDS JR.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0- SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%*
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,295,027 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 13, 2016, as set forth in Amendment No. 1 to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 23, 2016.

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2007, Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on October 30, 2013, Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on May 19, 2014, Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on May 27, 2014, Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on December 11, 2014, Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2016 and Amendment No. 6 to the Schedule 13D filed with the Securities and Exchange Commission on June 8, 2016 (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of TechTarget, Inc., a Delaware corporation (“TechTarget” or the “Issuer”). The Issuer’s principal executive offices are located at 275 Grove Street, Newton, Massachusetts 02446. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“Management V”), (4) TCV Management 2004, L.L.C., a Delaware limited liability company (“TCM 2004”), (5) Jay C. Hoag (“Mr. Hoag”), (6) Richard H. Kimball (“Mr. Kimball”), (7) John L. Drew (“Mr. Drew”), and (8) Jon Q. Reynolds Jr. (“Mr. Reynolds”) (Mr. Hoag, Mr. Kimball, Mr. Drew and Mr. Reynolds are collectively referred to as the “Members”). TCV V, Member Fund, Management V, TCM 2004 and the Members are sometimes collectively referred to herein as the “Reporting Persons.”

This Amendment No. 7 is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of Amendment No. 6 to Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information to Item 4:

On May 10, 2016, the Issuer filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO in connection with the Issuer’s offer to purchase up to 8,000,000 shares of its common stock, par value $0.001 per share, at a price of $7.75 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). The Offer expired at 5:00 p.m., New York City time, on June 8, 2016. On June 6, 2016, each of TCV V, Member Fund and TCM 2004 (the “Tendering Reporting Persons”) determined that such Tendering Reporting Person should tender all shares of common stock of the Issuer (3,379,249 shares of common stock in the aggregate) (the “Shares”) held by such Tendering Reporting Person in the Offer. On June 9, 2016, the Issuer announced that it had accepted for purchase all of the Shares tendered by the Tendering Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is amended and supplemented by adding the following information to Item 5:

(a), (b). Following the acceptance by the Issuer of all of the Shares tendered by the Tendering Reporting Persons, TCV V, Member Fund, Management V, TCM 2004 and the Members own, directly and indirectly (including shares issuable upon the exercise of options exercisable within 60 days after June 13, 2016), an aggregate of 22,500 shares of Common Stock as follows:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares (*)
TCV V	0	Less than 1%
Member Fund	0	Less than 1%
Management V	0	Less than 1% (**)
TCM 2004	0	Less than 1%

Mr. Hoag (***)	22,500	Less than 1% (**)
Mr. Kimball	0	Less than 1% (**)
Mr. Drew	0	Less than 1% (**)
Mr. Reynolds	0	Less than 1% (**)

(*)	This percentage is calculated based upon 32,257,875 outstanding shares of Common Stock, which equals the number of shares of Common Stock outstanding as of May 13, 2016, as set forth in Amendment No. 1 to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 13, 2016.
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(***)	Includes options to purchase 22,500 shares of Common Stock held by Mr. Hoag. Mr. Hoag has the sole power to dispose and direct the disposition of the options and any shares issuable upon the exercise of the options, and the sole power to direct the vote of the shares of Common Stock to be received upon exercise of the options. However, Mr. Hoag has transferred to TCM 2004 100% of the pecuniary interest in the 22,500 options and any shares to be issued upon exercise of such options.

Each of TCV V, Member Fund, and TCM 2004 (collectively, the “TCV Entities”) has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the voting of its respective shares held by such TCV Entity.

Management V, as a general partner of TCV V and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV V and Member Fund and have the sole power to direct the vote of such shares. Management V disclaims beneficial ownership of the securities owned by TCV V and Member Fund except to the extent of its pecuniary interest therein.

Each of the Members is a Class A member of Management V and a member of TCM 2004. Under the operating agreement of Management V, the Members have the shared power to dispose or direct the disposition of the shares held by TCV V and Member Fund and the shared power to direct the vote of such shares. Under the operating agreement of TCM 2004, the Members have the shared power to dispose or direct the disposition of the shares held by TCM 2004 and the shared power to direct the vote of such shares. Each of the Members disclaims beneficial ownership of the securities owned by TCV V, Member Fund and TCM 2004 except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Securities that may be beneficially acquired within 60 days of June 13, 2016, including shares subject to options exercisable within 60 days of June 13, 2016 are deemed to be beneficially owned by the person or entity holding such securities for the purpose of computing ownership of such person or entity, but are not treated as outstanding for the purpose of computing the ownership of any other person or entity. Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c) The Shares tendered by the Tendering Reporting Persons were accepted for purchase by the Issuer pursuant to the terms of the Offer as follows:

Name of Reporting Person	Number of Shares	Price Per Share	Aggregate Purchase Price
TCV V	3,276,619	$7.75	$25,393,797.25
Member Fund	62,356	$7.75	$483,259.00
TCM 2004	40,274	$7.75	$312,123.50

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on June 9, 2016 when all of the Shares tendered by the Tendering Reporting Persons were accepted for purchase by the Issuer pursuant to the terms of the Offer.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is amended and supplemented by adding the following information to Item 6:

Pursuant to the Offer, the Tendering Reporting Persons tendered the Shares pursuant to the terms of the Offer to Purchase and Letter of Transmittal. Each of the Tendering Reporting Persons submitted to the Issuer a completed Offer to Purchase and Letter of Transmittal tendering all of the Shares in accordance with the terms of the Offer. The Offer expired at 5:00 p.m., New York City time, on June 8, 2016. On June 6, 2016, the Tendering Reporting Persons tendered the Shares, and on June 9, 2016, the Issuer accepted for purchase all of the Shares tendered by the Tendering Reporting Persons.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2016

TCV V, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JON Q. REYNOLDS JR.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory